United States securities and exchange commission logo





                              March 1, 2024

       Shaun Passley
       Chief Executive Officer
       ZenaTech, Inc.
       69 Yonge St. Suite 1404
       Toronto, Ontario Canada M5E 1K3

                                                        Re: ZenaTech, Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 2,
2024
                                                            File No. 333-276838

       Dear Shaun Passley:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. We note your disclosure on the cover page and throughout the registration statement that you intend for your
common stock to list on The Nasdaq Capital Market. We also note, however, that your plan
of distribution is not consistent with Nasdaq's rules for direct listings. Please ensure
your disclosure throughout the registration statement, including the cover page, Risk
Factors, and Plan of Distribution sections, is consistent with Nasdaq rules for direct
listings and clearly explains Nasdaq's current rules with respect to direct listings.
       Cover page

   2. Please revise your cover page and risk factors to clearly state that the listing of your common stock on the
Nasdaq Capital Market without underwriters is a novel method for commencing public
trading in shares of your common stock and, consequently, the trading volume and
price of shares of your common stock may be more volatile than if
 Shaun Passley
FirstName
ZenaTech, LastNameShaun Passley
           Inc.
Comapany
March      NameZenaTech, Inc.
       1, 2024
March2 1, 2024 Page 2
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FirstName LastName
         shares of your common stock were initially listed in connection with an underwritten initial public offering.
3. It appears that over 61% of the outstanding common stock is beneficially owned by Shaun
         Passley, Chief Executive Officer. Please disclose on the cover page that you will be
         deemed a    controlled company    under the Nasdaq rules. Include a
risk factor that
         discusses the effect, risks, and uncertainties of being designated a controlled company.
4. You state that the company has a proposed listing application pending with the Canadian
         Securities Exchange as part of a dual listing. Revise to state clearly whether the approval of the listing application on the Canadian Securities Exchange is a condition of this direct offering.
Risk Factors, page 12

5. Please add a risk factor that discusses the company's ability to issue an unlimited number of common shares.
The trading price of our common stock, upon listing on the Nasdaq Capital Market, may have little or no relationship to..., page 14

6.       We note your reference here and on page 116 to the section titled
Sale Price History of
         our Capital Stock.    However, you do not appear to have provided such
disclosure. Please
         disclose whether your common stock has a history of private transactions. Explain whether the private transactions were included as part the independent common stock valuation report that you reference.
Plan of Distribution, page 115

7. Please identify the financial advisors that you have engaged "with respect to certain other matters relating to the listing of our common stock on the Nasdaq.
We note that Nasdaq
         listing requirements require at least three registered and active market makers. Disclose the activities that the financial advisors have engaged in and will conduct in connection with the listing of the common stock on Nasdaq. Revise to disclose whether the company, the financial advisors, the Registered Stockholders, and any affiliated persons, each intend to rely on, and will conduct their activities in connection with anti-manipulation provisions of the federal securities laws, including Regulation M, and in accordance with the representations/terms set forth in the Spotify Technology S.A. No-Action Letter under
         Regulation M (March 23, 2018).
8. Disclose whether the company intends to host an investor day or engage in other investor education meetings.
Report of Independent Registered Public Accounting Firm, page 119

9. Your response to prior comment 14 states that you have included the signed consents in respect of the audit reports for 2022 and 2021 as exhibits. However, page 179 does not
 Shaun Passley
FirstName
ZenaTech, LastNameShaun Passley
           Inc.
Comapany
March      NameZenaTech, Inc.
       1, 2024
March3 1, 2024 Page 3
Page
FirstName LastName
         include any consent for your audit report as part of your exhibits under Item 18.
         Additionally, page 150 includes a consent that refers to the review report dated December
         15, 2023 for the period ending September 30, 2023, but there is no review report included in the filing for your interim financial statements. Please file a signed and currently dated consent of the audit report for your year-end financial statements as an exhibit under Item
         18. Refer to Item 10.G of Part I of the Form 20-F. In addition, since you have provided the consent that refers to the review report for the interim financial statements, please include this review report.
Statements of Cash Flows, page 126

10.      Your response to prior comment 15 explains that    advance to
affiliate for future services
         has been moved from financing activity to investing activity as of September 30, 2023.
         However, you do not include an analysis for your reclassification, and we are reissuing the prior comment in part. Specifically, please provide us with an analysis that supports your reclassification to investing activity under IAS 7. As part of the analysis, please explain why these amounts are not considered operating and financing activities under IAS 7. In addition, tell us why the reclassification is not reflected in the earlier periods presented as required by Paragraph 42 of IAS 8. Revise to provide any applicable disclosures required by Paragraph 49 of IAS 8.
2. Basis of Preparation
Statement of compliance, page 128

11. Your response to prior comment 18 explains that the interim unaudited consolidated
         financial statements have been authorized by the Company   s Board of
Directors on
         December 15, 2023, and you have revised your subsequent events disclosure on page 176 accordingly. However, you disclose on page 128 of the year-end notes to the financial statements that interim consolidated financial statements have been authorized by the
         Company   s Board of Director   s on October 25, 2023. Please revise
to remove this
         inconsistent statement and date or advise.
Revenue, page 133

12. We have reviewed your response to prior comment 16. However, you do not explain whether the software license is distinct under Paragraphs B53 through B62 of IFRS 15 and how you concluded the software revenue should be recognized over time. Please
         clarify the statement in your response that    subscription and
maintenance revenue are
         based on a product as well as a period such as a month, a quarter, a half-year and a year.
         In this regard, clarify whether subscription and maintenance arrangements include a software license. Clarify whether the software license is also recognized monthly, quarterly, or annually along with the subscription services. Tell us whether your arrangements offer software-as-a-service that only provide access to the software or whether the customer has the right to take possession of the software. If the customer takes possession of the software, please tell us the contract terms including how any fees
 Shaun Passley
ZenaTech, Inc.
March 1, 2024
Page 4
       are paid and whether those fees are refundable if paid upfront. Please tell us whether the contracts can be terminated, and if so, whether there is a penalty associated with the termination.
Item 8. Exhibits and Financial Statement Schedules, page 179

13. Please file as exhibits the lease agreement for the manufacturing facility in Sharjah, UAE, and your agreements with GG Mars Capital, Inc. and Star Financial Corporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameShaun Passley
                                                             Division of
Corporation Finance
Comapany NameZenaTech, Inc.
                                                             Office of
Technology
March 1, 2024 Page 4
cc:       Karim Lalani
FirstName LastName